Exhibit 99.1

News

RiT TECHNOLOGIES COMPLETES $4 MILLION PRIVATE PLACEMENT

– Updates regarding continued listing on NASDAQ –

Tel Aviv, Israel – September 15, 2008 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced that it completed its private placement of 6,153,846 ordinary shares to STINS COMAN Incorporated, the Company’s controlling shareholder, for a total investment of $4 million, reflecting a $0.65 purchase price per share.

As previously announced, on July 22, 2008, RiT entered into a Memorandum of Understanding (“MOU”) with STINS COMAN for a private issuance by the Company of newly issued ordinary shares of the Company. As contemplated by the MOU, the parties entered into a definitive purchase agreement setting forth the terms of the transaction. Rather than converting the $4 million short term loan that STINS COMAN agreed to extend to RiT in June 2008, the purchase agreement provides for a direct investment of $4 million. In conjunction with the closing, the $2 million short term loan that was previously extended to RiT was repaid in full and the loan agreement was terminated.

The closing of the transaction, which was subject, among others, to the approval of the Company’s shareholders (obtained at the 2008 Annual General Meeting), occurred earlier today. Following the closing, STINS COMAN holds 12,304,182 RiT Shares, representing approximately 59.1% of RiT’s outstanding shares.

NASDAQ Update

RiT also reported today that a Nasdaq Hearings Panel determined to further extend the period within which RiT may to regain compliance with the minimum bid price requirement of $1.00 per share to November 26, 2008 (from November 13, 2008); provided that on or before November 26, 2008, the closing bid price of the Company’s shares will be $1.00 or more for a minimum of 10 prior consecutive trading days. In order to comply with the terms of the exception, RiT must continue to comply with all other Nasdaq requirements for continued listing.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; our inability to satisfy Nasdaq’s requirements for continued listing; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd